Corficolombiana

FILE No. 82-[illegible]

RECEIVED

2008 DEC 30 A 11: 15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08006340

Cali, December 18, 2008

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Corporacion Financiera Del Valle

Re.: Submission of Documents pursuant ~~Corporación Financiera Colombiana S.A.'s~~ (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Issuer's Control Status
   The Mercantile Register on the information about Control Status was updated pursuant to attached certificate. Due to the discontinuance of the control budget, the register on HATOVIAL S.A., AGROMAQUINAS S.A. and LLOREDA S.A. was eliminated.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

PROCESSED
JAN 06 2009
THOMSON REUTERS

dlw 1/5

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

Corficolombiana

RECEIVED

2008 DEC 30 A II: 15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-3437

Cali, December 18, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Issuer's Control Status
   The Mercantile Register on the information about Control Status was updated pursuant to attached certificate. Due to the discontinuance of the control budget, the register on HATOVIAL S.A., AGROMAQUINAS S.A. and LLOREDA S.A. was eliminated.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

RECEIVED
2000 DEC 30 A 11: 15
FICE OF INTERNATIONAL
CORPORATE FINANCE

RIDER 1

Issuer's Control Status

The Mercantile Register on the information about Control Status was updated pursuant to attached certificate. Due to the discontinuance of the control budget, the register on HATOVIAL S.A., AGROMAQUINAS S.A. and LLOREDA S.A. was eliminated.

Información Relevante

SUPERINTENDENCIA FINANCIERA DE COLOMBIA S.A.

Entidad : CORPORACION FINANCIERA COLOMBIANA S.A.

Registros encontrados: 6

Fecha	Hora	Tema	Resumen	Anexo
10/12/2008	10:59:04	Situaciones de control del emisor	Se actualizó en el registro mercantil la información sobre situaciones de control, según certificado anexo.Por haber cesado el presupuesto de control, se eliminó el registrado sobre Hatovial S.A.,Agromáquinas S.A. y LLoreda S.A.	Ver anexo

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CHAMBER OF COMMERCE OF BOGOTA
DECEMBER 10, 2008 TIME: 08:39:08
01C20121000908AFM1205

RECEIVED
2008 DEC 30 A 11:45

Certificate of Existence and Legal Representation or Recording of Documents.-
The Chamber of Commerce of Bogota, based on the Recordings of the Mercantile Register,

CERTIFIES;

Name: CORPORACION FINANCIERA COLOMBIANA S.A., being able to use the initials CORFICOL.
N.I.T. : 890300653-6
Main place of business: BOGOTA D.C.

CERTIFIES:

That under Public Deed No. 0012364, Notary's Office 18 of Bogota D.C., dated December 30, 2005, recorded on December 30, 2005 under Number 01031063, Book IX, the company changed its name from: CORPORACION FINANCIERA DEL VALLE S.A., to CORPORACION FINANCIERA COLOMBIANA S.A., and may use the initials CORFICOLOMBIANA S.A. or CORFICOL S.A.

CERTIFIES

That under Public Deed No. 979, Notary's Office 38 of Bogota D.C., dated March 22, 2006, recorded on March 30, 2006, under number 1047269, Book IX, the company determined its name as CORPORACION FINANCIERA COLOMBIANA S.A., and may use the initials, CORFICOLOMBIANA S.A. or CORFICOL S.A.

CERTIFIES:

That under Public Deed No. 12364, Notary's office 18 of Bogota, D.C., dated December 30, 2005, recorded on December 30, 2005, under number 1031063, Book IX, the company moved its main place of business from Cali to Bogota D.C.

CERTIFIES:

That under Public Deed No. 12364, Notary's office 18 of Bogota, D.C., dated December 30, 2005, recorded on December 30, 2005, under number 1031063, Book IX, as a result of the Merging, the company CORPORACION FINANCIERA DEL VALLE S.A. (ABSORBING COMPANY) absorbs the Company CORPORACION FINANCIERA COLOMBIANA S.A. (absorbed company), that becomes dissolved without liquidation.

DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION.
CALI, 22 DIC 2008
NOTARIO PRIMERO

CERTIFIES

That under Public Deed No. 10410, Notary`s office 71 of Bogota, D.C., dated December 26, 2007, recorded on December 27, 2007, under number 1180678, Book IX, as a result of the Merging, the above referred company (ABSORBING COMPANY) absorbs the Company PROYECTOS DE ENERGIA S.A. (absorbed company), that becomes dissolved without liquidation.

AMENDMENTS:

PUBLIC DEED	DATE	NOTARY`S OFFICE	CITY	RECORD	DATE
0001539	1963/03/05	00001	Cali (Valle del Cauca)	01031075	2005/12/30
0002394	1965/05/29	00001	Cali (Valle del Cauca)	01031076	2005/12/30
0002478	1969/06/20	00001	Cali (Valle del Cauca)	01031078	2005/12/30
0001562	1970/04/29	00001	Cali (Valle del Cauca)	01031079	2005/12/30
0002096	1970/06/03	00001	Cali (Valle del Cauca)	01031081	2005/12/30
0001956	1971/05/19	00001	Cali (Valle del Cauca)	01031086	2005/12/30
0001407	1973/05/10	00001	Cali (Valle del Cauca)	01031092	2005/12/30
0001533	1976/06/15	00001	Cali (Valle del Cauca)	01031094	2005/12/30
0002770	1080/09/30	00001	Cali (Valle del Cauca)	01031097	2005/12/30
0002071	1984/08/15	00001	Cali (Valle del Cauca)	01031099	2005/12/30
0001665	1986/06/11	00001	Cali (Valle del Cauca)	01031100	2005/12/30
0001787	1991/06/11	00001	Cali (Valle del Cauca)	01031101	2005/12/30
0001365	1992/05/07	00001	Cali (Valle del Cauca)	01031102	2005/12/30
0003154	1992/10/13	00001	Cali (Valle del Cauca)	01031104	2005/12/30
0001287	1994/04/22	00001	Cali (Valle del Cauca)	01031106	2005/12/30
0003339	1996/11/29	00001	Cali (Valle del Cauca)	01031107	2005/12/30
0000836	1998/03/20	00001	Cali (Valle del Cauca)	01031108	2005/12/30
0000973	2001/03/27	00001	Cali (Valle del Cauca)	01031109	2005/12/30
0003143	2001/09/26	00001	Cali (Valle del Cauca)	01031110	2005/12/30
0002706	2003/07/03	00001	Cali (Valle del Cauca)	01031113	2005/12/30
0012364	2005/12/30	00001	Cali (Valle del Cauca)	01031063	2005/12/30

CERTIFIES:

AMENDMENTS:

PUBLIC DEED	DATE	NOTARY`S OFFICE	CITY	RECORD	DATE
0010410	2007/12/26	00071	Bogota D.C.	01180678	2007/12/27
0002304	2007/03/22	00071	Bogota D.C.	01119231	2007/03/27
0000979	2007/03/22	00038	Bogota D.C.	01047269	2006/03/30
0000000	2008/04/18	10000	Bogota D.C.	01208765	2008/04/24

TERM: That the company has not been dissolved. Its term expires on October 2, 2051.

CERTIFIES:

CORPORATE PURPOSE: CORFICOLOMBIANA`s corporate purpose is to carry out every act and agreement authorized for this type of loan institution by the Financial System Organic By-Laws or any other special provision or regulations that substitute, modify or add to the former. In developing its corporate purpose the company may carry out all the acts and agreements that

may be necessary to attain its goals, such as promoting savings and private investments, develop capital markets, promote the organization and reorganization of manufacturing, agroindustrial, mining, tourist companies and companies from other industries to which the extension of its services is authorized; grant loans to such companies, subscribe and maintain shares or an interest on such companies, as well as encouraging third party`s participation in the capital of such companies. And this list of activities shall be understood only as an example, as the extension of the same shall be determined by the relevant laws or regulations. In addition, it may have an interest in the capital of financial, technical or administrative service companies under the terms provided by Law 45 of 1990 or subsequent regulations. CORFICOLOMBIANA may not acquire or own real estate but for the running of its own offices and as authorized by the financial superintendent. However, real estate may be accepted only as payment of obligations in its favor and subsequently be sold at public auction as a result of mortgages created in its favor. In addition, CORFICOLOMBIANA shall be subject to the limitations provided in the norms that regulate its operations.

CERTIFIES:

CAPITAL:

** AUTHORIZED CAPITAL **

VALUE:	Col.Ps 1.715.000.000.00
NUMBER OF SHARES:	171.500.000.00
PAR VALUE:	Col.Ps 10

** SUBSCRIBED CAPITAL **

VALUE:	Col.Ps 1.701.619.920.00
NUMBER OF SHARES:	171.161.992.00
PAR VALUE:	Col.Ps 10

** PAID IN CAPITAL **

VALUE:	Col.Ps 1.701.619.920.00
NUMBER OF SHARES:	171.161.992.00
PAR VALUE:	Col.Ps 10

CERTIFIES:

** BOARD OF DIRECTORS: PRINCIPAL MEMBERS **

That according to Minute No. 0000067 of the March 2008 Shareholders Assembly Meeting, recorded on April 18, 2008 under number 01207111, Book IX, the following members were appointed:

NAME	IDENTIFICATION (Colombian citizen ship card)
FIRST LINE	
Sarmiento Gutierrez Luis Carlos	19463398
SECOND LINE	
Paz Bautista Carlos Arcesio	14962772
THIRD LINE	
Figueroa Jaramillo Alejandro Augusto	8228877
FOURTH LINE	
Otero Alvarez Efrain	14961168
FIFTH LINE	
Rincon Gomez Jose Hernan	2905343
SIXTH LINE	
Fernández de Soto Valderrama Guillermo Guillermo Roque	3227205

That as recorded on Minute 0000068 of the September 5, 2008 Shareholders`Assembly Meeting, recorded on October 29, 2008, under number 01252633, Book IX, the following member(s) were appointed:

SEVENTH LINE	
Leibovich Goldenberg Jose	19217126

** Board of Directors: Alternate Members **

That as recorded on Minute. 0000067 of the March 5, 2008 Shareholders`Assembly Meeting, recorded on April 18, 2008 under Number 01207111, Book, IX, the following members were appointed:

NAME	IDENTIFICATION (Colombian citizenship card)
FIRST LINE	
Isaza Delgado Jose Fernando	17143307
SECOND LINE	
Villegas Montoya Jorge Ivan	17090722
THIRD LINE	
Robledo Uribe Juan Maria	17113328
FOURTH LINE	
Silva Castro Gerardo Jose	19301974
FIFTH LINE	
Velasquez Cook Alvaro de Jesus	3337554
SIXTH LINE	
Madriñan de la Torre Santiago	2904071
SEVENTH LINE	
Llorente Martinez Rodrigo	[illegible]403

COMO NOTARIO PR[illegible] CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FO[illegible] CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA [illegible]
CALI 22 OTC 2008
PEDRO LUIS CORTES [illegible]
NOTARIO PRIMERO

CERTIFIES:

** STATUTORY AUDITOR: **

That as recorded on Minute. 0000057 of the March 3, 2004 Shareholders`Assembly Meeting, recorded on December 30, 2005 under Number 01031205, Book, IX, the following appointed was made:

STATUTORY AUDITOR (AUDIT FIRM)	
DELOITTE & TOUCHE LTDA	N.I.T 08600059134

That with a private document No. 0000001 issued by the legal representative dated January 23, 2008, recorded on January 24, 2008, under number 01185851, Book IX, the following appointment was made:

Principal Statutory Auditor	Colombian citizenship card No,
Segura Garzon Nelson German	79257094

That with a private document issued by the legal representative dated June 7, 2008, recorded on June 8, 2007, under number 01136864, Book IX, the following appointment was made:

NAME	Colombian citizenship card No,
Statutory Auditor, Alternate	
Guzman Luo Alba Lucia	51812710

CERTIFIES:

The certified acts that were recorded before December 30, 2005, had been previously recorded with another Chamber of Commerce. The above is in agreement with provision of paragraph 1.7.1 of a communication issued by the Superintendency of Industry and Commerce.

CERTIFIES:

Service Address: Cra 13 No. 26-45, Floor 8th
City: Bogota D.C.
Business Address: Cra 13 No. 26 – 45 Floor 3th, 6th, 7th, 8th, and 14
City: Bogota D.C.
e-mail: CORFICOLOMBIANA@CORFICOLOMBIANA.COM.CO

CERTIFIES:

That with Private document issued in Bogota D.C. on June 22,, 1999, recorded on July 16, 1999, under Number 00688372, Book, IX, a notice was given on the configuration of a controlling status exercised by the parent company: CORPORACION FINANCIERA COLOMBIANA S.A. that may use the initials, CORFICOL, with respect to the following subordinate companies:

- Promotora Inmobiliaria la Esperanza S.A. Pila S.A. under liquidation.
  Place of Business: Bogota D.C.

That with Private document issued in Bogota D.C. on June 21, 1999, recorded on August 20, 1999, under Number 00692706, Book, IX, a notice was given on the configuration of a controlling status exercised by the parent company: CORPORACION FINANCIERA COLOMBIANA S.A. that may use the initials, CORFICOL, with respect to the following subordinate companies:

- Estudios Proyectos e Inversiones de los Andres S.A. Epiandes S.A.

Place of Business: Bogota D.C:

That with Private document issued by the Legal Representative in Bogota D.C. on June 24, 2002, recorded on June 26, 2002, under Number 00833008, Book, IX, a notice was given on the configuration of a controlling status exercised by the parent company: CORPORACION FINANCIERA COLOMBIANA S.A. that may use the initials, CORFICOL, with respect to the following subordinate companies:

- Promotora de y Comercializadora Turistica Santamar S.A.

Place of Business: Bucaramanga (Santander)

That with Private document issued in Bogota D.C. on September 19, 2003, recorded on October 8, 2003, under Number 00901329, Book, IX, a notice was given on the configuration of a controlling status exercised by the parent company: CORPORACION FINANCIERA COLOMBIANA S.A. that may use the initials, CORFICOL, with respect to the following subordinate companies:

- Concesionaria Vial de los Andes S.A. Coviandes S.A.

Place of Business: Bogota D.C.

That with Private document issued by the legal representative in Cali (Valle del Cauca) on August 1, 1996, recorded on January 25, 2006, under Number 01034678, Book, IX, a notice was given on the configuration of a controlling status exercised by the parent company: CORPORACION FINANCIERA COLOMBIANA S.A., that may use the short name, CORFICOL, with respect to the following subordinate companies:

- CI Confecciones y Textiles Internacionales S.A. CI Intercontext Under Liquidation

Place of Business. Cali (Valle del Cauca)

- Organizacion Pajonales S.A.
  Place of Business: Ibague (Tolima)
- Mavalle S.A.

Place of Business: Cali (Valle del Cauca)

- Hoteles Estelar S.A.

Place of Business: Cali (Valle del Cauca)

- Valora S.A.

Place of Business: Cali (Valle del Cauca)

- Casa de Bolsa Corficolombiana S.A. Comisionista de Bolsa (Stockbroker)

Place of Business: Cali (Valle del Cauca)

- Fiduciaria Corficolombiana S.A.

Place of Business: Cali (Valle del Cauca)

- Valle Bursatiles S.A.

Place of Business: Cali (Valle del Cauca)

- Leasing Corficolombiana S.A. Commercial Financing Company

Place of Business: Cali (Valle del Cauca)

CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI 22 DIC 2008
PEDRO [illegible]
NOTARIO PRIMERO

That with Private document issued by the legal representative in Cali (Valle del Cauca) dated November 10, 2005, recorded on January 25, 2006, under Number 01034687, Book, IX, a notice was given on the configuration of a controlling status exercised by the parent company: CORPORACION FINANCIERA COLOMBIANA S.A., that may use the initials, CORFICOL, with respect to the following subordinate companies:

- Proyectos de Infraestructura S.A. PISA

Place of Business: Cali (Valle del Cauca)

That with Private document No. 0000000 issued by the legal representative in Cali (Valle del Cauca) dated December 2, 2004, recorded on February 9, 2006, under Number 01037783, Book, IX, a notice was given on the configuration of a controlling status exercised by the parent company: CORPORACION FINANCIERA COLOMBIANA S.A., that may use the initials, CORFICOL, with respect to the following subordinate companies:

- Banco Corfivalle (Panama) S.A.

Place of Business: Abroad

That with Private document issued by the legal representative in Bogota D.C. dated January 11, 2008, recorded on January 11, 2008, under Number 01183709, Book, IX, a notice was given on the configuration of a controlling status exercised by the parent company: CORPORACION FINANCIERA COLOMBIANA S.A., that may use the short name, CORFICOL, with respect to the following subordinated companies:

- Inversora en Aeropuertos S.A. and may use the short name Inversalas S.A.

Place of Business: Bogota D.C.

That with Private document issued by the legal representative in Bogota D.C. dated January 11, 2008, recorded on January 11, 2008, under Number 01183079 Book, IX, a notice was given on the configuration of a controlling status exercised by the parent company: CORPORACION FINANCIERA COLOMBIANA S.A., that may use the initials CORFICOL, with respect to the following subordinated companies:

- Inversora en Aeropuertos S.A. and may use the initials INVERALAS S.A.

Main Place of Business: Bogota D.C.

That with Private document No. 0000001 issued by the legal representative in Bogota D.C. dated July 23, 2008, recorded on September 11, 2008, under Number 01241499, Book, IX, a notice was given on the configuration of a controlling status exercised by the parent company: CORPORACION FINANCIERA COLOMBIANA S.A., that may use the initials, CORFICOL, with respect to the following subordinated companies:

- Pizano S.A. under Restructuring

Place of Business: Bogota D.C.

DE CALI ... CERTIFICO ... CORRESPONDE AL ... LA VISTA PARA LA CONFRONTACION. CALI 22 DIC 2008 PEDRO LUIS CORTES ...

That under Private document issued by the legal representative in Bogota D.C. dated November 27, 2008, recorded on December 4, 2008, under Number 01260424, Book, IX, a notice was given on the configuration of a controlling status exercised by the parent company: CORPORACION FINANCIERA

COLOMBIANA S.A., that may use the initials, CORFICOL, with respect to the following subordinated companies:

- Industrias Lehner S.A.

Place of Business: Palmira (Valle del Cauca)

That under Private document issued by the legal representative in Bogota D.C. dated November 27, 2008, recorded on December 5, 2008, under Number 01260655, Book, IX, a notice was given on the configuration of a controlling status exercised by the parent company: CORPORACION FINANCIERA COLOMBIANA S.A., that may use the initials, CORFICOL, with respect to the following subordinated companies:
That with private document No. 0000000 issued by the legal representative in Bogota D.C., dated January 2, 2006, recorded on January 3, 2006, under number 01031565, Book IX, the Parent Company hereby notices:

- BANCO DE BOGOTA S.A.

Place of Business: Bogota D.C.
That a controlling status has been created over the above referred company.

CERTIFIES:
*** CLARIFICATION ON THE CONTROLLING STATUS ***
CERTIFIES:

That the controlling status recorded under No. 1034678, Book IX, exercised over the firm Valle Bursatiles S.A. contains the following controlling provision: CORFICOLOMBIANA through its affiliate companies Compañia Agropecuaria e Industrial Pajonales S.A., Molinos Pajonales S.A. and Desmotadora del Norte del Tolima S.A. along with its direct share owns a 50% share of the subscribed and paid in capital of Valle Bursatiles S.A.

CERTIFIES:

By virtue of the merging through absorption the controlling status exercised by Corficolombiana S.A. over the firms: Tejidos Sintèticos de Colombia S.A. TESICOL S.A. (Subordinate company) is assumed by the referred company (Absorbing)

By virtue of the merging through absorption the controlling status exercised by Corficolombiana S.A. over the firms Plantaciones Unipalma de los Llanos S.A. and Colombiana de Licitaciones y Concesiones Ltda (subordinate companies) is assumed by the referred company (absorbing company).

CERTIFIES:

By virtue of the merging through absorption the controlling status exercised by Corficolombiana S.A. over the firm: Promotora Inmobiliaria la Esperanza S.A. PILA S.A. (subordinate company) is assumed by the referred company (absorbing company).

CERTIFIES:

By virtue of the merging through absorption the controlling status exercised by Corficolombiana S.A. over the firm: Concesionaria Vial de los Andes S.A. COVIANDES S.A. (subordinate company) is assumed by the referred company (absorbing company).

CERTIFIES:

By virtue of the merging through absorption the controlling status exercised by Corficolombiana S.A. over the firm: Promotora y Comercializadora Turistica Santamar S.A. (subordinate company) is assumed by the referred company (absorbing company).

CERTIFIES:

By virtue of the merging through absorption the controlling status exercised by Corficolombiana S.A. over the firm: Estudios Proyectos e Inversiones de los Andes S.A. EPIANDES S.A. (subordinate company) is assumed by the referred company (absorbing company).

*** CLARIFICATION OF THE CONTROLLING STATUS ***

This is a clarification on the controlling status recorded on record 901329, indicating that such controlling status is exercised through its affiliate company Estudios Proyectos e Inversiones de los Andes S.A. EPIANDES S.A.

*** CLARIFICATION OF THE CONTROLLING STATUS ***

This is a clarification on the controlling status recorded on record 1034678, indicating that such controlling status is exercised over the firm Valle Bursatiles S.A. (Subordinate company) through its Affiliate company Organizacion Pajonales S.A.

*** CLARIFICATION OF THE CONTROLLING STATUS ***

This is a clarification on the controlling status recorded on record 1034678, Book IX, indicating that Corporacion Financiera Colombiana S.A. exercises the controlling status over Mavalle S.A. through its affiliate company Organizaciòn Pajonales S.A.

*** CLARIFICATION OF THE CONTROLLING STATUS ***

This is a clarification on the controlling status recorded on record 1260424, Book IX, indicating that Corporacion Financiera Colombiana S.A. exercises the controlling status over Industrias Lehner S.A., either directly or indirectly through its affiliate company Valora S.A.

Branch office or Agency recorded in this jurisdiction
Name of Agency: Corporacion Financiera Colombiana
Registration Number: 00354633
Address: CL 76 No. 10-44
Phone; 3254950 Fax: 3254950

Place of business: Bogota D.C.

CERTIFIES:

Pursuant to provisions of Law 962 of 2005, the registration acts hereby certified shall become in force five days after the recording date, as long as they are not subject to governmental appeal.

COMPLEMENTARY INFORMATION

The following data on the RIT and District Planning are for information purposes.
Taxpayer recorded in the RIT register of the Tax District Direction, Recording date 2006/02/15
Information sent to District Planning on: January 18, 2006.

The Secretary of the Chamber of Commerce

Signature

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA COTEJO
CALI, 22 DIC 2009
NOTARIO PRIMERO

REFORMAS:

ESCRITURA	FECHA	NOTARIA	CIUDAD	INSCRIPCION	FECHA
0001539	1963/03/05	00001	CALI (VALLE DEL	01031075	2005/12/30
0002394	1965/05/29	00001	CALI (VALLE DEL	01031076	2005/12/30
0002478	1969/06/20	00001	CALI (VALLE DEL	01031078	2005/12/30
0001562	1970/04/29	00001	CALI (VALLE DEL	01031079	2005/12/30
0002096	1970/06/03	00001	CALI (VALLE DEL	01031081	2005/12/30
0001956	1971/05/19	00001	CALI (VALLE DEL	01031086	2005/12/30
0001407	1973/05/10	00001	CALI (VALLE DEL	01031092	2005/12/30
0001533	1976/06/15	00001	CALI (VALLE DEL	01031094	2005/12/30
0002770	1980/09/30	00001	CALI (VALLE DEL	01031097	2005/12/30
0002071	1984/08/15	00001	CALI (VALLE DEL	01031099	2005/12/30
0001665	1986/06/11	00001	CALI (VALLE DEL	01031100	2005/12/30
0001787	1991/06/11	00001	CALI (VALLE DEL	01031101	2005/12/30
0001365	1992/05/07	00001	CALI (VALLE DEL	01031102	2005/12/30
0003154	1992/10/13	00001	CALI (VALLE DEL	01031104	2005/12/30
0001287	1994/04/22	00001	CALI (VALLE DEL	01031106	2005/12/30
0003339	1996/11/29	00001	CALI (VALLE DEL	01031107	2005/12/30
0000836	1998/03/20	00001	CALI (VALLE DEL	01031108	2005/12/30
0000973	2001/03/27	00001	CALI (VALLE DEL	01031109	2005/12/30
0003143	2001/09/26	00001	CALI (VALLE DEL	01031110	2005/12/30
0002706	2003/07/03	00001	CALI (VALLE DEL	01031113	2005/12/30
0012364	2005/12/30	00018	BOGOTA D.C.	01031063	2005/12/30

CERTIFICA :

REFORMAS:

ESCRITURA	FECHA	NOTARIA	CIUDAD	INSCRIPCION	FECHA
0010410	2007/12/26	00071	BOGOTA D.C.	01180678	2007/12/27
0002304	2007/03/22	00071	BOGOTA D.C.	01119231	2007/03/27
0000979	2006/03/22	00038	BOGOTA D.C.	01047269	2006/03/30
0000000	2008/04/18	10000	BOGOTA D.C.	01208755	2008/04/24

CERTIFICA :

VIGENCIA: QUE LA SOCIEDAD NO SE HALLA DISUELTA. DURACION HASTA EL 2 DE OCTUBRE DE 2051 .

CERTIFICA :

OBJETO SOCIAL : LA CORPORACION TENDRA POR OBJETO LA REALIZACION DE TODOS LOS ACTOS Y CONTRATOS AUTORIZADOS A ESTA CLASE DE ESTABLECIMIENTOS DE CREDITO POR EL ESTATUTO ORGANICO DEL SISTEMA FINANCIERO O AQUELLAS OTRAS DISPOSICIONES ESPECIALES O NORMAS QUE LOS SUSTITUYAN, MODIFIQUEN O ADICIONEN. EN DESARROLLO DEL OBJETO SOCIAL LA CORPORACION PODRA REALIZAR TODOS LOS ACTOS Y CONTRATOS NECESARIOS PARA LOGRAR SU FINALIDAD, COMO FOMENTAR EL AHORRO Y LA INVERSION PRIVADAS, DESARROLLAR EL MERCADO DE CAPITALES, PROMOVER LA ORGANIZACION Y REORGANIZACION DE EMPRESAS MANUFACTURERAS, AGROPECUARIAS, MINERAS, TURISTICAS Y OTROS SECTORES A LOS CUALES SE AUTORICE LA EXTENSION DE SUS SERVICIOS; OTORGAR CREDITOS A DICHAS EMPRESAS, SUSCRIBIR Y CONSERVAR ACCIONES O PARTES DE INTERES SOCIAL EN LAS MISMAS, ASI COMO PROPICIAR LA PARTICIPACION DE TERCEROS EN EL CAPITAL DE ELLAS, ENTENDIENDOSE ESTA ENUNCIACION DE ACTIVIDADES COMO MERO EJEMPLO, PUES LA EXTENSION DE LAS MISMAS ESTARA DADA POR LA LEY O NORMAS SOBRE LA MATERIA. IGUALMENTE PODRA PARTICIPAR EN EL CAPITAL DE SOCIEDADES DE SERVICIOS FINANCIEROS, TECNICOS O ADMINISTRATIVOS EN LOS TERMINOS INDICADOS EN LA LEY 45 DE 1990 O NORMAS POSTERIORES. LA CORPORACION NO PODRA ADQUIRIR NI POSEER BIENES RAICES, SINO PARA EL FUNCIONAMIENTO DE SUS PROPIAS OFICINAS Y EN VIRTUD DE AUTORIZACION QUE AL EFECTO LE CONCEDA EL SUPERINTENDENTE FINANCIERO; PERO SI PUEDE ACEPTARLOS EN PAGO DE OBLIGACIONES

MARZO DE 2008 , INSCRITA EL 18 DE ABRIL DE 2008 BAJO EL NUMERO 01207111 DEL LIBRO IX , FUE(RON) NOMBRADO(S):

NOMBRE	IDENTIFICACION
PRIMER RENGLON	
ISAZA DELGADO JOSE FERNANDO	C.C.00017143307
SEGUNDO RENGLON	
VILLEGAS MONTOYA JORGE IVAN	C.C.00017090722
TERCER RENGLON	
ROBLEDO URIBE JUAN MARIA	C.C.00017113328
CUARTO RENGLON	
SILVA CASTRO GERARDO JOSE	C.C.00019301974
QUINTO RENGLON	
VELASQUEZ COOK ALVARO DE JESUS	C.C.00003337554
SEXTO RENGLON	
MADRIÑAN DE LA TORRE SANTIAGO	C.C.00002904071
SEPTIMO RENGLON	
LLORENTE MARTINEZ RODRIGO	C.C.00000000403

CERTIFICA :

** REVISOR FISCAL: **

QUE POR ACTA NO. 0000057 DE ASAMBLEA DE ACCIONISTAS DEL 3 DE MARZO DE 2004 , INSCRITA EL 30 DE DICIEMBRE DE 2005 BAJO EL NUMERO 01031205 DEL LIBRO IX , FUE(RON) NOMBRADO(S):

NOMBRE	IDENTIFICACION
REVISOR FISCAL (FIRMA AUDITORA)	
DELOITTE & TOUCHE LTDA	N.I.T.08600058134

QUE POR DOCUMENTO PRIVADO NO. 0000001 DE REPRESENTANTE LEGAL DEL 23 DE ENERO DE 2008 , INSCRITA EL 24 DE ENERO DE 2008 BAJO EL NUMERO 01185851 DEL LIBRO IX , FUE(RON) NOMBRADO(S):

NOMBRE	IDENTIFICACION
REVISOR FISCAL PRINCIPAL	
SEGURA GARZON NELSON GERMAN	C.C.00079257094

QUE POR DOCUMENTO PRIVADO DE REVISOR FISCAL DEL 7 DE JUNIO DE 2007 , INSCRITA EL 8 DE JUNIO DE 2007 BAJO EL NUMERO 01136864 DEL LIBRO IX , FUE(RON) NOMBRADO(S):

NOMBRE	IDENTIFICACION
REVISOR FISCAL SUPLENTE	
GUZMAN LUGO ALBA LUCIA	C.C.00051812710

CERTIFICA :

LOS ACTOS CERTIFICADOS Y QUE FUERON INSCRITOS CON FECHA ANTERIOR AL 30 DE DICIEMBRE DE 2005, FUERON INSCRITOS PREVIAMENTE POR OTRA CAMARA DE COMERCIO. LO ANTERIOR DE ACUERDO A LO ESTABLECIDO POR EL NUMERAL 1.7.1 DE LA CIRCULAR UNICA DE LA SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO.

CERTIFICA :

DIRECCION DE NOTIFICACION JUDICIAL : CRA 13 NO. 26 - 45 PISO 8
MUNICIPIO : BOGOTA D.C.
DIRECCION COMERCIAL : CRA 13 NO. 26 - 45 P.3,6,7,8 Y 14
MUNICIPIO : BOGOTA D.C.
E-MAIL : CORFICOLOMBIANA@CORFICOLOMBIANA.COM.CO

CERTIFICA :

QUE POR DOCUMENTO PRIVADO DE BOGOTA D.C. DEL 22 DE JUNIO DE 1999 , INSCRITO EL 16 DE JULIO DE 1999 BAJO EL NUMERO 00688372 DEL LIBRO IX , SE COMUNICO QUE SE HA CONFIGURADO UNA SITUACION DE CONTROL POR PARTE DE LA SOCIEDAD MATRIZ:CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOL, RESPECTO DE LAS SIGUIENTES SOCIEDADES SUBORDINADAS:

- PROMOTORA INMOBILIARIA LA ESPERANZA S A PILA S A EN

DOMICILIO : CALI (VALLE DEL)
- FIDÚCIARIA CORFICOLOMBIANA S.A.
DOMICILIO : CALI (VALLE DEL)
- VALLE BURSATILES S A
DOMICILIO : CALI (VALLE DEL)
- LEASING CORFICOLOMBIANA S.A. COMPAÑIA DE FINANCIAMIENTO COMERCIAL
DOMICILIO : CALI (VALLE DEL)

QUE POR DOCUMENTO PRIVADO DE REPRESENTANTE LEGAL DE CALI (VALLE DEL) DEL 10 DE NOVIEMBRE DE 2005 , INSCRITO EL 25 DE ENERO DE 2006 BAJO EL NUMERO 01034687 DEL LIBRO IX , SE COMUNICO QUE SE HA CONFIGURADO UNA SITUACION DE CONTROL POR PARTE DE LA SOCIEDAD MATRIZ:CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOL, RESPECTO DE LAS SIGUIENTES SOCIEDADES SUBORDINADAS:
- PROYECTOS DE INFRAESTRUCTURA S A PISA
DOMICILIO : CALI (VALLE DEL)

QUE POR DOCUMENTO PRIVADO NO. 0000000 DE REPRESENTANTE LEGAL DE CALI (VALLE DEL) DEL 2 DE DICIEMBRE DE 2004 , INSCRITO EL 9 DE FEBRERO DE 2006 BAJO EL NUMERO 01037783 DEL LIBRO IX , SE COMUNICO QUE SE HA CONFIGURADO UNA SITUACION DE CONTROL POR PARTE DE LA SOCIEDAD MATRIZ:CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOL, RESPECTO DE LAS SIGUIENTES SOCIEDADES SUBORDINADAS:
- BANCO CORFIVALLE (PANAMA) S A
DOMICILIO : (FUERA DEL PAIS)

QUE POR DOCUMENTO PRIVADO DE REPRESENTANTE LEGAL DE BOGOTA D.C. DEL 11 DE ENERO DE 2008 , INSCRITO EL 11 DE ENERO DE 2008 BAJO EL NUMERO 01183079 DEL LIBRO IX , SE COMUNICO QUE SE HA CONFIGURADO UNA SITUACION DE CONTROL POR PARTE DE LA SOCIEDAD MATRIZ:CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOL, RESPECTO DE LAS SIGUIENTES SOCIEDADES SUBORDINADAS:
- INVERSORA EN AEROPUERTOS S A Y PODRA USAR LA SIGLA INVERALAS S A
DOMICILIO : BOGOTA D.C.

QUE POR DOCUMENTO PRIVADO NO. 0000001 DE REPRESENTACION LEGAL DE BOGOTA D.C. DEL 23 DE JULIO DE 2008 , INSCRITO EL 11 DE SEPTIEMBRE DE 2008 BAJO EL NUMERO 01241499 DEL LIBRO IX , SE COMUNICO QUE SE HA CONFIGURADO UNA SITUACION DE CONTROL POR PARTE DE LA SOCIEDAD MATRIZ:CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOL, RESPECTO DE LAS SIGUIENTES SOCIEDADES SUBORDINADAS:
- PIZANO S A EN REESTRUCTURACION
DOMICILIO : BOGOTA D.C.

QUE POR DOCUMENTO PRIVADO DE REPRESENTANTE LEGAL DE BOGOTA D.C. DEL 27 DE NOVIEMBRE DE 2008 , INSCRITO EL 4 DE DICIEMBRE DE 2008 BAJO EL NUMERO 01260424 DEL LIBRO IX , SE COMUNICO QUE SE HA CONFIGURADO UNA SITUACION DE CONTROL POR PARTE DE LA SOCIEDAD MATRIZ:CORPORACION FINANCIERA COLOMBIANA S A PUDIENDO UTILIZAR LAS SIGLAS CORFICOL, RESPECTO DE LAS SIGUIENTES SOCIEDADES SUBORDINADAS:
- INDUSTRIAS LEHNER S A
DOMICILIO : PALMIRA (VALLE DEL)

QUE POR DOCUMENTO PRIVADO DE REPRESENTANTE LEGAL DE BOGOTA D.C. DEL 27 DE NOVIEMBRE DE 2008 , INSCRITO EL 5 DE DICIEMBRE DE 2008 BAJO EL NUMERO 01260655 DEL LIBRO IX , SE COMUNICO QUE SE HA

NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA SU CONFRONTACION
CALI 22 DIC 2008
PEDRO LUIS CORTES ABELLA
NOTARIO PRIMERO

CERTIFICA :

QUE EN VIRTUD DE LA FUSION POR ABSORCION LA SITUACION DE CONTROL QUE EJERCIA LA SOCIEDAD CORFICOLOMBIANA S. A. SOBRE LA SOCIEDAD : PROMOTORA Y COMERCIALIZADORA TURISTICA SANTAMAR S. A. (SUBORDINADA) QUEDA EN CABEZA DE LA SOCIEDAD DE LA REFERENCIA (ABSORBENTE)

CERTIFICA :

QUE EN VIRTUD DE LA FUSION POR ABSORCION LA SITUACION DE CONTROL QUE EJERCIA LA SOCIEDAD CORFICOLOMBIANA S. A. SOBRE LA SOCIEDAD ESTUDIOS PROYECTOS E INVERSIONES DE LOS ANDES S A EPIANDES S A (SUBORDINADA) QUEDA EN CABEZA DE LA SOCIEDAD DE LA REFERENCIA.

*** ACLARACION SITUACION DE CONTROL ***

SE ACLARA LA SITUACION DE CONTROL INSCRITA EN EL REGISTRO 901329, EN EL SENTIDO DE INDICAR QUE LA MISMA SE EJERCE A TRAVES DE LA SOCIEDAD FILIAL ESTUDIOS PROYECTOS E INVERSIONES DE LOS ANDES S.A EPIANDES.

*** ACLARACION SITUACION DE CONTROL ***

SE ACLARA LA SITUACION DE CONTROL INSCRITA EN EL REGISTRO 1034678, EN EL SENTIDO DE INDICAR QUE LA MISMA SE EJERCE SOBRE LA SOCIEDAD VALLE BURSATILES S.A (SUBORDINADA) A TRAVES DE LA SOCIEDAD FILIAL ORGANIZACION PAJONALES S.A.

*** ACLARACION SITUACION DE CONTROL ***

SE ACLARA LA SITUACION DE CONTROL INSCRITA EN EL REGISTRO 1034678 DEL LIBRO IX, EN EL SENTIDO DE INDICAR QUE LA CORPORACION FINANCIERA COLOMBIANA S.A. EJERCE SITUACION DE CONTROL SOBRE MAVALLE S. A. A TRAVES DE LA SOCIEDAD FILIAL ORGANIZACION PAJONALES S.A.

*** ACLARACION SITUACION DE CONTROL ***

SE ACLARA LA SITUACION DE CONTROL INSCRITA EN EL REGISTRO 1260424 DEL LIBRO IX, EN EL SENTIDO DE INDICAR QUE LA CORPORACION FINANCIERA COLOMBIANA S.A. EJERCE SITUACION DE CONTROL SOBRE INDUSTRIAS LEHNER S.A., DIRECTAMENTE E INDIRECTAMENTE A TRAVES DE LA SOCIEDAD FILIAL VALORA S.A.

SUCURSAL(ES) O AGENCIA(S) MATRICULADAS ANTE ESTA JURISDICCION
NOMBRE DE LA AGENCIA : CORPORACION FINANCIERA COLOMBIANA
MATRICULA: 00354633
DIRECCION : CL 76 NO. 10-44
TELEFONO: 0000003254950 FAX: 0000003254950
DOMICILIO : BOGOTA D.C.

CERTIFICA :

DE CONFORMIDAD CON LO ESTABLECIDO POR LA LEY 962 DE 2005, LOS ACTOS DE REGISTRO AQUI CERTIFICADOS QUEDAN EN FIRME CINCO (5) DIAS HABILES DESPUES DE LA FECHA DE INSCRIPCION, SIEMPRE QUE NO SEAN OBJETO DE RECURSOS EN LA VIA GUBERNATIVA.

* * * EL PRESENTE CERTIFICADO NO CONSTITUYE PERMISO DE * * *
* * * FUNCIONAMIENTO EN NINGUN CASO * * *

INFORMACION COMPLEMENTARIA

LOS SIGUIENTES DATOS SOBRE RIT Y PLANEACION DISTRITAL NO SON INFORMATIVOS
CONTRIBUYENTE INSCRITO EN EL REGISTRO RIT DE LA DIRECCION DISTRITAL DE IMPUESTOS, FECHA DE INSCRIPCION 2006/02/15
FECHA DE ENVIO DE INFORMACION A PLANEACION DISTRITAL: 18 DE ENERO DE 2006